UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
________________

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                     to

________________

Commission File
No. 001-15373
________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EFSC INCENTIVE SAVINGS PLAN

________________

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Enterprise Financial Services Corp

150 N. Meramec
St. Louis, Missouri 63105

________________

EFSC Incentive Savings Plan

Report of Independent Registered Public Accounting Firm

To the Audit Committee and Plan Administrator
EFSC Incentive Savings Plan

We have audited the accompanying statement of net assets available for benefits of the EFSC Incentive Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP
St. Louis, Missouri
June 24, 2011

EFSC INCENTIVE SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
Assets:
Cash	$65,992	$2,119

Investments, at fair value
Mutual funds	14,314,164	11,888,198
Common/collective trust funds	1,917,734	1,442,374
Common stock fund	1,011,345	732,743
Total Investments	17,243,243	14,063,315

Receivables
Notes receivable from participants	350,383	306,838
Employer matching contributions	453,063	403,136
	803,446	709,974

Net Assets Available For Benefits	$18,112,681	$14,775,408

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	Years ended December 31,
	2010	2009
Additions:
Contributions
Salary deferral contributions	$1,543,620	$1,448,893
Participant Roth contributions	90,264	22,865
Employer matching contributions, net of forfeitures	455,562	403,136
Rollover contributions	201,592	149,804
Total Contributions	2,291,038	2,024,698
Other income	—	255
Total Additions	2,291,038	2,024,953

Deductions:
Benefits paid to participants	1,228,877	704,684
Other expenses	1,611	—
Total Deductions	1,230,488	704,684

Investment Income:
Net change in fair value of investments	1,951,885	2,129,315
Dividend income	283,359	214,225
Interest income on common/collective trust funds	26,878	27,251
Total Investment Income	2,262,122	2,370,791

Interest income on notes receivable from participants	14,601	18,108

Net Increase	3,337,273	3,709,168

Net Assets Available For Benefits - Beginning Of Year	14,775,408	11,066,240

Net Assets Available For Benefits - End Of Year	$18,112,681	$14,775,408

See the accompanying notes to financial statements.

EFSC INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2010 And 2009

NOTE 1 - DESCRIPTION OF PLAN
The following description of the EFSC Incentive Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan's provisions.

General
The Plan is a defined contribution plan, with a 401(k) provision, covering all employees of Enterprise Financial Services Corp and its wholly owned subsidiaries (excluding Millennium Brokerage Group, LLC, which was sold on January 20, 2010) (Enterprise) who are not seasonal employees and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Administrator and Plan Sponsor is Enterprise Financial Services Corp. The Plan Trustee is Enterprise Bank Incentive Savings Plan Trustee Committee which is comprised of five employees of Enterprise. The Plan Trustee meets twice per Plan year.

Contributions
Participants may make elective deferrals from 1% to 75% of eligible compensation to the Plan on a pre-tax basis. Effective July 1, 2009, the Plan was amended to allow participants to contribute to an account that accepts Roth after-tax contributions. In 2010 and 2009, a participant may contribute up to $16,500 in total, to all accounts (pre-tax contributions and Roth after-tax contributions). If a participant is age 50 or older and makes the maximum allowable deferral, they are eligible to make catch-up contributions. In 2010 and 2009, the maximum catch up contribution is $5,500. Enterprise may also make an annual employer matching contribution which is discretionary and determined by the Board of Directors of Enterprise. The employer matching contribution, on behalf of each participant, will be a percentage of deferrals up to the first 5% of the participant's compensation. Participants may also contribute qualified rollover contributions representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable limits of the Internal Revenue Code.

Employer matching contributions before reduction for forfeitures and other miscellaneous items were $459,888 and $426,758 for 2010 and 2009, respectively.

Vesting
Participants are immediately vested in their contributions, including rollover contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of service, as defined in the Plan Agreement. Participants vest according to a five-year graded schedule and are 20% vested after one year of service and 100% vested after five years of service, upon reaching early or normal retirement, upon total and permanent disability or death.

Participant Accounts
Each participant's account is credited with the participant's contributions, the employer's matching contributions and an allocation of the Plan's earnings. The allocation of earnings is determined by the earnings of the participant's investment selection based on each participant's balance, as defined in the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Payment of Benefits
While actively employed, participants may receive hardship withdrawals of their vested account balance, subject to applicable regulations and approvals covering hardship withdrawals. Also, participants age 65 and over may receive regular in-service distributions of their vested accounts while actively employed.

On termination of service, a participant may elect to defer their distribution or, subject to appropriate spousal consent, receive either a lump-sum distribution or a Qualified Joint and Survivor Annuity equal to the participant's vested interest in their account. Account balances less than $5,000 are generally distributed to an Individual Retirement Account (IRA) if the participant does not make a distribution election.

Forfeitures
Participants forfeit the nonvested portion of their accounts in the Plan upon termination of employment with Enterprise. As described in the Plan, forfeitures are used to reduce future employer matching contributions or administrative expenses of the Plan. Forfeitures used to offset employer matching contributions amounted to $6,825 and $23,622 for the years ended December 31, 2010 and 2009, respectively.

Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Terms range from one month to five years (longer for the purchase of a primary residence), at a mutually agreed term between the participant and the Plan Administrator. The notes are secured by the vested balance in the participant's account and bear interest at a rate equal to 1% above the prime rate. The interest rate is fixed for the duration of the loan. Principal and interest are paid through payroll deductions.

Administrative Expenses
Substantially all administrative expenses of the Plan are paid by Enterprise.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. See Note 3 for further discussion on fair value measurements.

In 2010, the Plan adopted recently issued accounting guidance that requires participant loans to be classified as a Plan receivable and measured at unpaid principal balance plus accrued but unpaid interest. Previously, these participant loans were classified as Plan investments, and were subject to the fair value measurement and disclosure requirements as described in Note 3. This guidance was applied retroactively in 2009 and had no impact on the Plan's net assets available for benefits.

The EFSC Common Stock Fund (the Fund) is tracked on a unitized basis. The Fund consists primarily of Enterprise Financial Services Corp (EFSC) common stock, and also includes cash investments in the Charles Schwab Institutional Money Market Fund sufficient to meet the Fund's daily liquidity needs. EFSC common stock is traded on a national securities exchange (NASDAQ: EFSC). The value of a unit reflects the combined market value of EFSC common stock and the cash investments held by the Fund. At December 31, 2010 and 2009, 220,102 and 218,124 units were outstanding with a value of approximately $4.60 and $3.36 per unit, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits is required to present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The adjustment to contract value is immaterial for 2010 and 2009. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Fair Value Measurements
The Plan's investments are stated at fair value. Refer to Note 3 for fair value measurements of the Plan's investments.

Estimates and Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits
Benefits are recorded when paid.

Reclassifications
Certain 2009 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2010.

NOTE 3 - INVESTMENTS
The Plan's investments are held in a qualified tax-exempt trust, managed by Charles Schwab Trust Company (the Custodian). Participants can direct contributions to any of 20 investment options offered by the Plan.

Investments are summarized as follows:

	December 31,
	2010		2009
Mutual funds:
American Beacon Sm Cap V (added 2009)	$1,201,146	**	$857,859	**
BlackRock Small Cap Growth Equity Portfolio - Institutional Share Class	896,715	**	734,753	**
Cohen & Steers Realty Shares, Inc.	285,277		90,301
CRM Mid-Cap Value Fund - Institutional Shares	967,462	**	809,231	**
Davis New York Venture Shares - Class A Shares	1,238,575	**	1,082,594	**
Dodge and Cox Stock Fund	1,154,152	**	923,398	**
American Funds EuroPacific Growth Fund, Class A Shares	1,526,486	**	1,550,337	**
American Funds The Growth Fund of America, R4	1,835,486	**	1,614,697	**
PIMCO Total Return Fund - Administrative Class	2,001,986	**	1,677,490	**
Turner Mid-Cap Growth Fund, Investor Class Shares	990,469	**	808,509	**
Tweedy Browne Global Value Fund	918,556	**	724,623	**
Vanguard 500 Index Fund, Signal Shares	1,297,854	**	1,014,406	**
Total Mutual funds	14,314,164		11,888,198

Common/collective trust funds:
Federated Capital Preservation Fund - ISP Share Class	958,748	**	883,706	**
Schwab Managed Retirement Trust Income Fund Class III	76		—
Schwab Managed Retirement Trust 2010 Fund Class III	—		259
Schwab Managed Retirement Trust 2020 Fund Class III	477,161		367,627
Schwab Managed Retirement Trust 2030 Fund Class III	378,071		127,321
Schwab Managed Retirement Trust 2040 Fund Class III	67,380		41,671
Schwab Managed Retirement Trust 2050 Fund Class III	36,298		21,790
Total Common/collective trust funds	1,917,734		1,442,374

Common stock fund:
EFSC Common Stock Fund	1,011,345	**	732,743	**

Total Investments	$17,243,243		$14,063,315

** Represents 5% or more of the Plan's net assets available for benefits at the beginning of each respective Plan year. All other amounts included for comparison.

The Plan's investments (including gains and losses in investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2010	2009
Mutual funds	$1,595,973	$2,523,536
Common/collective trust funds	94,218	117,012
Common stock fund	261,694	(511,233)
	$1,951,885	$2,129,315

Fair Value Measurements
The Plan utilizes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below.

•	Level 1 Inputs - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•	Level 2 Inputs - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 Inputs - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

•	Mutual funds - Valued at the net asset value (NAV) of shares held by the Plan at year end.

•
Common/collective trust funds - Valued at fair value with the exception of the Federated Capital Preservation Fund, which is stated at contract value. Fair value is determined by dividing the unit value provided by the fund administrator which is based on the underlying assets owned by the fund by the number of outstanding units. The contract value of the Federated Capital Preservation Fund closely approximated fair value.

•	Common stock fund - Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes the valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2010 and 2009. The Plan follows accounting guidance which requires that major categories for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risk of the investments.

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$1,297,854	—	—	$1,297,854
Value funds	5,765,168	—	—	5,765,168
Growth funds	5,249,156	—	—	5,249,156
Fixed funds	2,001,986	—	—	2,001,986
Total mutual funds	14,314,164	—	—	14,314,164
Common/collective trust funds:
Managed funds (a)	—	958,986	—	958,986
Fixed funds (b)	—	958,748	—	958,748
Total common/collective trust funds	—	1,917,734	—	1,917,734
Common stock fund:
Financial services	—	1,011,345	—	1,011,345
Total common stock fund	—	1,011,345	—	1,011,345
Total investments at fair value	$14,314,164	$2,929,079	—	$17,243,243

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$1,014,406	—	—	$1,014,406
Value funds	4,488,006	—	—	4,488,006
Growth funds	4,708,296	—	—	4,708,296
Fixed funds	1,677,490	—	—	1,677,490
Total mutual funds	11,888,198	—	—	11,888,198
Common/collective trust funds:
Managed funds (a)	—	558,668	—	558,668
Fixed funds (b)	—	883,706	—	883,706
Total common/collective trust funds	—	1,442,374	—	1,442,374
Common stock fund:
Financial services	—	732,743	—	732,743
Total common stock fund	—	732,743	—	732,743
Total investments at fair value	$11,888,198	$2,175,117	—	$14,063,315

(a)    This category includes funds designed to provide single investment portfolios that adjust over time to meet the changing risk and return objectives of investors based on retirement date. The funds are diversified across several asset classes, including, but not limited, to large cap equities, small cap equities, international equities, fixed income and stable value. There are no restrictions on participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.

(b)    The Plan invests in the Federated Capital Preservation Fund (Fund), a collective investment fund that is fully benefit-responsive. The Fund invests in stable value products, including guaranteed investment contracts (“GIC's”), synthetic GIC's, and money market funds. The Fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and dividends are declared daily and paid monthly. Participants may purchase units of the Fund daily based on the established unit value of $10.00. Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee's interest in the Plan to another investment election or paying Trustee fees. Participants may make withdrawals from the Fund for other purposes generally only upon 12 months' advance written notice to the Trustee. Net investment income is distributed to Participants monthly and is reinvested to purchase additional units.

NOTE 4 - PLAN TERMINATION
Although it has not expressed intent to do so, Enterprise has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Enterprise may elect to have all assets transferred to another qualified plan in which all participants who would have otherwise received a distribution will have an interest, and each participant's interest will be nonforfeitable as to amounts attributable to assets transferred on his or her behalf.

NOTE 5 - INCOME TAX STATUS
The Plan uses a prototype plan document sponsored by Retirement Plan Services, LLC (Retirement Plan Services). The Plan Sponsor amended and restated the plan effective January 1, 2010 by adopting a new Retirement Plan Services prototype plan document. Retirement Plan Services received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (IRC). The Plan itself has not received a determination letter from the IRS. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRS and with IRS Revenue Procedure 2005-16, which provides that, if certain conditions are met, an employer may rely on a favorable opinion letter issued to a prototype Plan Sponsor as if the employer had received a favorable determination letter.

The Plan Administrator is working with the Plan's counsel to correct certain operational failures of the Plan related to the definition of compensation. The Plan Sponsor has submitted a request for a compliance letter approving Enterprise's proposed correction of the failures under the Internal Revenue Service's Employee Plans Compliance Resolution System. The Plan Sponsor intends to vigorously pursue IRS acceptance of this correction of the Plan and believes that the proposed corrective actions will maintain the tax qualified status of the Plan and the related trust will continue to be tax exempt. The Plan Sponsor has not reached a conclusion that an adverse outcome in this matter is either "probable" or "remote."

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan's federal tax returns for tax years 2007 and later remain subject to examination by taxing authorities.

NOTE 6 - TRANSACTIONS WITH PARTIES-IN-INTEREST
During 2010 and 2009, the Plan purchased 9,650 and 34,990 EFSC common shares, respectively. The Plan also sold or distributed a total of 9,020 and 6,132 EFSC common shares, during 2010 and 2009, respectively. All shares were bought or sold on the open market.

Enterprise owns a 10% membership interest in Retirement Plan Services, LLC, the Plan's third-party recordkeeper.

The investment advisor for the Plan is Moneta Group, a nationally recognized firm in the financial planning industry. In 1997, Enterprise entered into a solicitation and referral agreement with Moneta Group. Certain Moneta Group employees have been granted stock options under this referral agreement for EFSC common stock which can be exercised through 2013. The number of outstanding stock options held by Moneta Group employees at December 31, 2010 was 26,105. There have been no stock options issued to Moneta Group employees since 2003.

Report of Independent Registered Public Accounting Firm on Supplementary information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP
St. Louis, Missouri
June 24, 2011

EFSC INCENTIVE SAVINGS PLAN
SUPPLEMENTAL SCHEDULE

EIN: 43-1706259 PLAN: 001
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2010

Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, collateral and maturity value	Current Value

Mutual funds:
American Beacon Sm Cap V		$1,201,146
BlackRock Small Cap Growth Equity Portfolio - Institutional Share Class		896,715
Cohen & Steers Realty Shares, Inc.		285,277
CRM Mid-Cap Value Fund - Institutional Shares		967,462
Davis New York Venture Shares - Class A Shares		1,238,575
Dodge and Cox Stock Fund		1,154,152
American Funds EuroPacific Growth Fund, Class A Shares		1,526,486
American Funds The Growth Fund of America, R4		1,835,486
PIMCO Total Return Fund - Administrative Class		2,001,986
Turner Mid-Cap Growth Fund, Investor Class Shares		990,469
Tweedy Browne Global Value Fund		918,556
Vanguard 500 Index Fund, Signal Shares		1,297,854
		14,314,164

Common/collective trust funds:
Federated Capital Preservation Fund - ISP Share Class		958,748
Schwab Managed Retirement Trust Income Fund Class III		76
Schwab Managed Retirement Trust 2020 Fund Class III		477,161
Schwab Managed Retirement Trust 2030 Fund Class III		378,071
Schwab Managed Retirement Trust 2040 Fund Class III		67,380
Schwab Managed Retirement Trust 2050 Fund Class III		36,298
		1,917,734

Common stock fund:
EFSC Common Stock Fund *		1,011,345

Notes receivable from participants*	Interest rates ranging from 4.25% to 9.25%; Due at various dates through 2035	350,383

Total		$17,593,626

* Represents a party-in-interest to the Plan.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 24, 2011                        EFSC Incentive Savings Plan

/s/ Deborah N. Barstow
Deborah N. Barstow
Senior Vice President & Controller
Enterprise Financial Services Corp

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm